

October 26, 2010

Kenneth J. Yonika, CEO
HotelPlace, Inc.
4616 Florida Street, Suite 190
San Diego, CA 92116

>   **Re: HotelPlace, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 12, 2010**
>   **File No. 333-168925**

Dear Mr. Yonika:

    We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated September 15, 2010.

Liquidity, page 20

1.   We note your response to prior comment 3. You indicate in this section that you may outsource development work on your websites if you can raise the necessary funding. Please disclose in this section your plans for raising this funding. Also, you indicate that if you cannot outsource the development work, you will have to rely on internal resources. Please clarify if your current employee has the skills necessary to perform the development work or whether you will need to hire additional employees. Also, disclose the amount you estimate it will cost to complete and open each website using internal resources and disclose how you intend to raise the necessary funds to cover such costs.

2.   We note your statement in this section that "operations will generate sufficient cash to continue operations for the next 12 months from the date of this prospectus." Since your websites are currently not operational, please clarify how you will generate sufficient cash to continue operations for the next 12 months.

    If you have questions or comments on the financial statements and related matters, please contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408. Please address all other questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or the undersigned at (202) 551-3456.

>   Sincerely,

>   Matthew Crispino
>   Staff Attorney

Kenneth J. Yonika
HotelPlace, Inc.
October 26, 2010
Page 2

cc: <u>Via Facsimile: (212) 644-6498</u>
         Gary B. Wolff, Esq.